April 26, 2007

Alison Newman T: (212) 479-6190 F: (212) 479-6275 anewman@cooley.com

VIA Federal Express and EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Donald C. Hunt

Re:	MedaSorb Technologies Corporation Amendment No. 4 to Registration Statement on Form SB-2 File No. 333-138247

Dear Mr. Hunt:

Concurrently herewith, MedaSorb is filing Amendment No. 4 to its Registration Statement. Separate copies of this letter are being transmitted directly to members of the Staff engaged in the review process, together with six printed copies of Amendment No. 4, of which three are blacklined to show changes from Amendment No. 3 to the Registration Statement. Set forth below are MedaSorb’s responses to the Commission’s comment letter from Peggy Fisher to Al Kraus dated April 20, 2007.

The responses are numbered to correspond to the numbered paragraphs of the comment letter. Except as otherwise noted, all information in this response has been provided by MedaSorb.

Executive Compensation

1.  We have provided the disclosure required by Item 402(c)(4) of Regulation S-B in footnotes to the Summary Compensation Table.

Director Compensation

2. We have revised the disclosure to state the dates on which MedaSorb Delaware granted options to its directors, and have specified the number of shares granted to each of MedaSorb’s directors on June 15, 2006.

3. We have revised the disclosure to reflect that the options to be issued to Mr. Miller in 2008 will have an exercise price equal to the closing price of MedaSorb’s Common Stock on the date of grant. The January 1, 2007 award to Mr. Miller of options to purchase 200,000 shares of MedaSorb Common Stock were issued pursuant to a standard option agreement under MedaSorb’s 2006 Long-Term Incentive Plan. Pursuant to Instruction 1 to Item 601(b)(10), this option agreement is not required to be filed as an exhibit. This option grant is the only written agreement between MedaSorb and Mr. Miller regarding his compensation, and Mr. Miller’s other compensation arrangements with MedaSorb are based on oral and email communications from MedaSorb’s Chief Executive Officer (with the approval of MedaSorb’s Board of Directors) to Mr. Miller prior to his appointment as MedaSorb’s Chairman of the Board.

Securities and Exchange Commission
April 26, 2007

4.  We have revised the Director Compensation table to include the footnote disclosure required by the instruction to Item 402(f)(2)(iii) and (iv) of Regulation S-B.

5. We have revised the narrative disclosure regarding director compensation required by Item 402(f)(3) of Regulation S-B and moved such disclosure so that it follows the Director Compensation table. The revisions to the disclosure also reflect the recent adoption by MedaSorb’s Board of Directors of an unwritten policy regarding the compensation of MedaSorb’s non-employee directors.

We appreciate your cooperation with us on this matter. If you have any comments or questions regarding this letter or Amendment No. 4, please do not hesitate to call Zev Bomrind at (212) 479-6113 or the undersigned at (212) 479-6190.

Sincerely yours,

Alison Newman